02035881

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
MAY 14 2002
1086

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Report of May 14, 2002

NORSK HYDRO ASA

(Translation of registrant's name into English)

Bygdøy Allé 2
N-0240 OSLO 2
Norway
(Address of principal executive offices)

PROCESSED
MAY 23 2002
THOMSON
FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No X

If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in each of the Registration Statements on Form F-3 (No. 333-8110 and No. 333-10580) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Press release

Contact	Tor Steinum	Hege Marie Norheim	Norsk Hydro ASA
Telephone	(+47) 22 53 27 31	(+47) 22 53 81 25	Bygdøy allé 2
Cellular	(+47) 95 08 39 33	(+47) 95 70 64 27	N-0240 Oslo
E-mail	tor.steinum@ hydro.com	hege.marie.norheim@ hydro.com	Norway Phone: (+47) 22 53 81 00 Fax: (+47) 22 53 27 25 www.hydro.com

Oslo, 10 May 2002:
The first exploration well in Block 34 offshore Angola has now been finalised, and the operator Sonangol P&P has prepared the following press release:

"N'Demba - 1, the first exploration well drilled in the large 6000 km2 ultra deep Block 34 offshore Angola, has now been finalised by the drillship "Deepwater Discovery".

The well, which was spudded on March 24 and drilled in 1731 meters water depth, did not encounter hydrocarbons, but gave valuable information for the further exploration of the block.

The consequences of the well are still under evaluation. Several other prospects have been identified within the block, and the Contractor Group will now consider possible targets for well number two.

Sonangol P&P (20 %) is th Operator on the block with Norsk Hydro (30 %) as Technical Assistant. The other partners are Phillips (20 %), Petrobras (15 %) and Shell (15 %)."

Norsk Hydro's participation in the exploration on Block 34 offshore Angola is expected to be expensed with approximately NOK 300 million in the second quarter 2002.

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Certain statements in this press release are or may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not in the nature of historical facts may be deemed to be forward-looking statements and may contain identifying words such as "believes", "anticipates", "plans", "expects" and similar expressions. These forward looking statements are based on Hydro's current expectations, assumptions, estimates and projections about the company and the industries in which it engages in business. All forward-looking statements involve risks and uncertainties. For a detailed description of factors that could cause Hydro's actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2001 and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission.

Certain statements in this press release are or may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not in the nature of historical facts may be deemed to be forward-looking statements and may contain identifying words such as "believes," "anticipates," "plans," "expects" and similar expressions. These forward looking statements are based on Hydro's current expectations, assumptions, estimates and projections about the company and the industries in which is engages in business. All forward-looking statements involve risks and uncertainties. For a detailed description of factors that could cause Hydro's actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2001 and subsequent filing on Form 6-K with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

for Norsk Hydro ASA

Dated: May 14, 2002

Idar Eikrem
Senior Vice President
Corporate Accounting and Consolidation

WAS1 #920825 v3